March 16, 2011	Trading Symbol: TSX – HNC

Metallurgical regime robust for average Turnagain Nickel head grade;
updated technical report scheduled for fourth quarter

(VANCOUVER) – Hard Creek Nickel Corporation (TSX – HNC) released results today from a locked cycle test on a sample with a head grade of 0.21% Ni from the Company’s 100% owned Turnagain Nickel Project, located near Dease Lake in British Columbia, Canada. These results are part of ongoing metallurgical variability testing being conducted at the independent SGS Labs in Vancouver under the supervision of Jake Lang, B.E.Sc. and under the direction of metallurgist Mike Ounpuu.

The result of a locked cycle test (LCT) on variability sample V-26, which has slightly lower than the average head grade of material within the Turnagain deposit, is summarized in the following table.

Test	Head Assay		Concentrate
	Ni %	MgO %	Ni %	Ni % Recovery	MgO %	Fe:MgO
LCT-V26	0.21	40.9	24.9	49.1	3.9	9.2

“It is impressive that our new metallurgical regime produces smelter quality concentrate with nickel grades well above 15% and MgO grades well below 8% while maintaining recoveries similar to previous recoveries, using standard equipment and reagents,” said Mark Jarvis, President of Hard Creek Nickel. “The high ratio of concentration is a result of the unique mineralogy of the Turnagain deposit.”

Metallurgical variability testing is ongoing. The test results are planned to be fed into the resource model and form the basis of a potential new mine plan.

Requests for Proposals will be sent to several engineering firms to update the Preliminary Assessment (PA) released in April, 2010. The updated PA is expected to model a standard open pit mine and mill and standard flotation to produce a concentrate for sale to smelters. Completion of the updated PA is currently targeted for the fourth quarter of 2011.

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

          The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.
          This news release may contain forward looking statements, being statements which are not historical facts, including, without limitation, statements regarding future engineering studies or discussions of future plans and objectives. Such statements are necessarily based upon a number of estimates and assumptions that are subject to numerous risks and uncertainties that could cause actual results to differ materially from the Company’s expectations.
          This news release has been reviewed and approved by Neil Froc, P. Eng, who is a Qualified Person in accordance with NI 43-101. Mr. Froc is the Executive Vice President of Hard Creek Nickel Corp.

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